
extraSlice
Best Business Case Office Space®

Meghana Subramanian · 3rd

Co-Founder & CEO extraSlice - Best Business Case Office Space®

Bellevue, Washington, United States · **Contact info**

500+ connections

extraSlice - The Place for Tech

Cochin University of Science and Technology

Experience

Co-Founder and Co-CEO
extraSlice - The Place for Tech
Feb 2013 – Present · 8 yrs 9 mos
Bellevue

Visit www.extraSlice.com


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Technical Manager
Point Inside
Sep 2012 – Feb 2013 · 6 mos
Bellevue

Point Inside is the leader in micro-location based services .Point Inside's powerful SaaS platform uses indoor mapping to create interactive and dynamic indoor maps and show shopper location on indoor maps.


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Product Manager, Security Products
Kaseya
Mar 2009 – Sep 2012 · 3 yrs 7 mos
kirkland,WA

Kaseya is the leading global provider of IT Systems Management software. Kaseya Security Products takes a blended approach to protection by offering powerful, proven security technologies while ensuring systems are up-to-date with automated software deployment, patching and update processes.


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Adjunct faculty / Weekend Continuing Education Program / Technology Program
Bellevue College
2011 – 2012 · 1 yr
Bellevue, WA

The Continuing Education unit of Bellevue College serves the needs of business, industry, and the entire community with high-quality, relevant classes.

Founder
GreensSoft
2008 – 2012 · 4 yrs

Show 3 more experiences

Education

Cochin University of Science and Technology
Bachelor of Engineering, Electronics and Telecommunication Engg
1996 – 2000

MS in Computer Systems - City University of Seattle, WA, USA
MS, Computer Systems
2002 – 2005

Massachusetts Institute of Technology - Sloan School of Management
Managment Executive Education, Blockchain Technologies: Business Innovation and Application
2018